

Mail Stop 7010

December 21, 2006

Mr. Robert H. Schottenstein
Chairman of the Board, Chief Executive Officer and President
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

Re: Form 10-K for the fiscal year ended December 31, 2005
        Form 10-Q for the period ended September 30, 2006
        File No. 1-12434

Dear Mr. Schottenstein:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief